Filed Pursuant to Rule 424(b)(5)

File No. 333-33507

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 10, 2005)

$250,000,000

4.850% Notes due August 15, 2015

The Hershey Company is offering $250,000,000 aggregate principal amount of its 4.850% notes due August 15, 2015 (the “Notes”). Interest on the Notes is payable on February 15 and August 15 of each year, beginning February 15, 2006. We may redeem the Notes in whole or in part at any time at the redemption price described herein. The Notes do not provide for any sinking fund.

The Notes will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

The Notes will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Global Securities (as hereinafter defined) will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. We expect that the Notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore be required by DTC to settle in immediately available funds. We will make all payments of principal and interest in immediately available funds. See “Description of Notes—Same-Day Settlement and Payment”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this Prospectus Supplement or the accompanying Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Initial Public Offering Price(1)	Underwriting Discount(2)	Proceeds to Us Before Expenses(1)(2)
Per Note	99.827%	0.65%	99.177%
Total	$249,567,500	$1,625,000	$247,942,500

(1)	Plus accrued interest, if any, from the date of original issuance.
(2)	See “Underwriting” for a description of a payment the underwriters have agreed to make to us in connection with the offering of the Notes.

The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.

We expect that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about August 15, 2005.

Banc of America Securities LLC	UBS Investment Bank

The date of this Prospectus Supplement is August 10, 2005.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the accompanying Prospectus or incorporated by reference herein or therein and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

In this Prospectus Supplement, “Company,” “we,” “us” and “our” refer to The Hershey Company, its wholly-owned subsidiaries and entities in which it has a controlling financial interest; and “underwriters” refers to the firms listed on the cover of this Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

The nature of our operations and the environment in which we operate subject us to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated herein and therein by reference. Many of these forward-looking statements may be identified by the use of forward-looking words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” and “potential,” among others. Factors which could cause results to differ include, but are not limited to: our ability to implement and generate expected ongoing annual savings from a program to advance our value-enhancing strategy; changes in our business environment, including actions of competitors and changes in consumer preferences; customer and consumer response to selling price increases; changes in governmental laws and regulations, including taxes; market demand for new and existing products; changes in raw material and other costs; pension cost factors, such as actuarial assumptions, market performance and employee retirement decisions; and our ability to implement improvements to and reduce costs associated with our supply chain.

SUMMARY OF THE OFFERING

The summary below sets forth some of the principal terms of the Notes. Please read the “Description of Notes” section in this Prospectus Supplement and the “Description of Debt Securities” section in the accompanying Prospectus for a more detailed description of the terms and conditions of the Notes.

Issuer	The Hershey Company

Securities Offered	$250,000,000 aggregate principal amount of 4.850% Notes due 2015.

Maturity	The Notes will mature on August 15, 2015.

Interest Rate	The Notes will bear interest at a rate of 4.850% per year. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Payment Dates	Interest on the Notes will be payable on February 15 and August 15 of each year, beginning February 15, 2006. Interest will accrue from August 15, 2005.

Ranking	The Notes will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

Optional Redemption	We may redeem the Notes in whole or in part at any time and from time to time at our option at a redemption price equal to the sum of (1) the principal amount of any Notes being redeemed plus accrued and unpaid interest up to but excluding the redemption date and (2) the “Make-Whole Amount”, as defined in “Description of Notes—Optional Redemption”.

Additional Notes	We may, from time to time, without the consent of the existing holders of the Notes, issue additional Notes under the Indenture (as defined in the Prospectus) having the same terms and conditions as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date.

Form and Denomination	The Notes will be represented by one or more Global Securities registered in the name of the nominee of DTC. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. The Notes will be issued only in denominations of $1,000 and integral multiples thereof.

Use of Proceeds	We intend to use the net proceeds from the offering for general corporate purposes.

Trustee	Citibank, N.A. (the “Trustee”).

Ratings	We expect that the Notes will be rated “A+” by Standard & Poor’s Ratings (“S&P”) and “A1” by Moody’s Investors Service (“Moody’s”). The ratings of the Notes do not constitute a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by the respective ratings organization.

No Listing	We do not intend to list the Notes on any securities exchange.

Risks	An investment in the Notes involves risks. See “Forward-Looking Statements”.

RECENT DEVELOPMENTS

In July 2005, we announced that, in connection with our program to advance our value-enhancing strategy, we will record a pre-tax charge of approximately $140 million to $150 million, or $.41 to $.44 per share-diluted. Of the total pre-tax charge, approximately $80 million will be incurred in connection with a voluntary workforce reduction program, approximately $41 million will be incurred in connection with facility rationalization, including the closure of the Las Piedras (Puerto Rico) plant, and approximately $24 million will be incurred in connection with streamlining and restructuring our international operations, including the Canadian voluntary workforce reduction program. We project that approximately $85 million to $95 million of the total pre-tax charge will involve future cash expenditures. It is expected that approximately 80% of the total charge will be recorded during the remainder of 2005 (primarily in the third quarter), and the final 20% will be recorded in the first half of 2006.

We project that the program will be fully completed by December 31, 2006. The program is expected to generate ongoing annual savings of approximately $45 million to $50 million when fully implemented. The savings will be reinvested in activities which will further the growth of our business in the total snack market, including both confectionery and snack products, improve cash flows and enhance shareholder returns.

Also in July 2005, we announced that we had entered into an agreement to acquire Scharffen Berger Chocolate Maker, Inc., one of the fastest-growing premium dark chocolate companies in the United States. Based in Berkeley, California, Scharffen Berger is known for its high-cacao content, signature dark chocolate bars and baking products sold online and in a broad range of outlets, including specialty retailers, natural food stores and gourmet centers across the country. Scharffen Berger also owns and operates three specialty stores located in New York City, Berkeley, and San Francisco. The acquisition will be completed during the third quarter of 2005.

THE HERSHEY COMPANY

We, our wholly-owned subsidiaries and entities in which we have a controlling financial interest are engaged in the manufacture, distribution and sale of confectionery, snack, refreshment and grocery products. We were organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

Our principal product groups include: confectionery and snack products sold in the form of bar goods, bagged items and boxed items; refreshment products sold in the form of gum and mints; and grocery products in the form of baking ingredients, chocolate drink mixes, peanut butter, dessert toppings and beverages. We believe we are a leader in many of these product groups in the United States, Canada and Mexico. Operating profit margins vary among individual products and product groups.

We manufacture confectionery and snack products in a variety of packaged forms and market them under more than 50 brands. The different packaged forms include various arrangements of the same bar products, such as boxes, trays and bags, as well as a variety of different sizes and weights of the same bar products, such as snack size, standard, king size, large and giant bars.

We also manufacture and/or market refreshment products as well as grocery products in the baking, beverage, peanut butter and toppings categories. HERSHEY’S chocolate and strawberry flavored milks are produced and sold under license by various dairies throughout the United States. Baking and various other products are produced and sold under the HERSHEY’S and REESE’S brand names by third parties that have been granted licenses by us to use these trademarks.

We have license agreements with several companies to manufacture and/or sell our products worldwide. Among the more significant are agreements with affiliated companies of Cadbury Schweppes p.l.c. to manufacture and/or market and distribute YORK, PETER PAUL ALMOND JOY and PETER PAUL MOUNDS confectionery products worldwide as well as CADBURY and CARAMELLO confectionery products in the United States. Our rights under these agreements are extendible on a long-term basis at our option. We also have an agreement with Société des Produits Nestlé SA, which licenses us to manufacture and distribute KIT KAT and ROLO confectionery products in the United States. Our rights under this agreement are extendible on a long-term basis at our option. We have an agreement with an affiliate of Huhtamäki Oy pursuant to which we license the use of certain trademarks, including GOOD & PLENTY, HEATH, JOLLY RANCHER, MILK DUDS, PAYDAY and WHOPPERS for confectionery products worldwide. Our rights under this agreement are extendible on a long-term basis at our option.

Our products are sold primarily to wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores and concessionaires by full-time sales representatives, food brokers and part-time retail sales merchandisers throughout the United States, Canada and Mexico.

We manufacture, import, market, sell and distribute chocolate products in Brazil under the HERSHEY’S brand name, including IO-IO hazelnut crème items, and chocolate and confectionery products sold under the VISCONTI brand name. In Japan, Korea and the Philippines, we import and/or market selected confectionery and grocery products. We also market confectionery and grocery products in over 60 countries worldwide.

Our marketing strategy is based upon our strong brand equities, product innovation, the consistently superior quality of our products, manufacturing expertise and mass distribution capabilities. In addition, we devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We utilize a variety of promotional programs for customers as well as advertising and promotional programs for consumers. We employ promotional programs at various times during the year to stimulate sales of certain products. Our sales have typically been highest during the third and fourth quarters of the year.

The most significant raw material used in the production of our chocolate products is cocoa beans. This commodity is imported principally from Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70% of the world’s crop. Cocoa beans are not uniform, and the various grades and varieties reflect the diverse agricultural practices and natural conditions found in the many growing areas. We buy a mix of cocoa beans and cocoa products to meet our manufacturing requirements.

Our principal executive offices are located at 100 Crystal A Drive, Hershey, Pennsylvania 17033, and our telephone number is (717) 534-6799.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $248 million, after giving effect to estimated underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds of this offering to repay outstanding indebtedness under our short-term commercial paper program that bears interest at approximately 3.5% and matures during the week of August 15, 2005.

CAPITALIZATION

The following table sets forth our capitalization as of July 3, 2005 and as adjusted to reflect the issuance of the Notes offered hereby and application of the net proceeds of the offering as described above under “Use of Proceeds”. For further discussion of our capitalization, see our Quarterly Report on Form 10-Q for the quarter ended July 3, 2005, incorporated by reference herein.

	July 3, 2005
	Actual	As Adjusted
	(unaudited) (in thousands)

Cash and cash equivalents	$24,712	$24,712

Debt:
Short-term debt	682,164	434,164
Current portion of long-term debt	277,335	277,335
Long-term debt	690,060	940,060

Total debt	1,649,559	1,651,559

Stockholders’ equity:
Preferred stock, $1.00 par value, 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $1.00 par value, 900,000,000 shares authorized; 299,083,266 shares issued	299,083	299,083
Class B common stock, $1.00 par value, 150,000,000 shares authorized; 60,818,478 shares issued	60,818	60,818
Additional paid-in capital	69,744	69,744
Unearned ESOP compensation	(4,790)	(4,790)
Retained earnings	3,579,382	3,579,382
Treasury-common stock shares at cost: 115,157,960 shares	(2,968,593)	(2,968,593)
Accumulated other comprehensive loss	(7,679)	(7,679)

Total stockholders’ equity	1,027,965	1,027,965

Total capitalization	$2,677,524	$2,679,524

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain of our financial information and other operating information. The consolidated financial information for each of the five years ended December 31, 2004, set forth below, has been derived from our audited consolidated financial statements. The consolidated financial statements for the three years ended December 31, 2004 have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial information for the two years ended December 31, 2001 is derived from financial statements that were audited by Arthur Andersen LLP, independent certified public accountants. Subsequently, Arthur Andersen ceased operations. The selected financial information for the six-month periods ended July 3, 2005 and July 4, 2004 has been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended July 3, 2005, incorporated by reference herein, which, in the opinion of our management, include all adjustments (consisting of normal recurring adjustments) that are considered necessary for a fair presentation of the financial position and the results of operations for such periods. The operating results for the six months ended July 3, 2005 are not necessarily indicative of the financial position and the results that may be expected for the entire year ending December 31, 2005. The following information should be read in conjunction with our consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and our unaudited condensed consolidated financial statements, including the notes thereto, included in our Quarterly Report on Form 10-Q for the quarter ended July 3, 2005, each of which is incorporated by reference herein.

	Six Months Ended July 3, 2005	Six Months Ended July 4, 2004	Year Ended December 31,
			2004	2003	2002	2001	2000
	(all dollar amounts in thousands except per share information)
Summary of Operations
Net Sales(a)	$2,114,861	$1,906,777	$4,429,248	$4,172,551	$4,120,317	$4,137,217	$3,820,416

Income before Cumulative Effect of Accounting Change	$215,582	$254,364	$590,879	$464,952	$403,578	$207,156	$334,543

Net Income	$215,582	$254,364	$590,879	$457,584	$403,578	$207,156	$334,543

Earnings Per Share before Cumulative Effect of Accounting Change(b):
—Diluted	$.86	$.97	$2.30	$1.76	$1.47	$.75	$1.21

Dividends Paid on Common Stock Per Share(b)	$.44	$.395	$.835	$.723	$.63	$.583	$.54

Period-end Position
Total Assets	$4,031,733	$3,607,829	$3,797,531	$3,582,540	$3,480,551	$3,247,430	$3,447,764

Long-term Portion of Debt	$690,060	$969,561	$690,602	$968,499	$851,800	$876,972	$877,654

Stockholders’ Equity	$1,027,965	$1,315,283	$1,089,302	$1,279,866	$1,371,703	$1,147,204	$1,175,036

(a)	All periods have been restated in accordance with final FASB Emerging Issues Task Force consensuses reached on various issues regarding the reporting of certain sales incentives.
(b)	All shares and per share amounts have been adjusted for the two-for-one stock split effected in the form of a 100 percent stock dividend distributed on June 15, 2004 to stockholders of record as of May 25, 2004.

DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as “Offered Securities”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of “Debt Securities” set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

General

The Notes will bear interest at a rate of 4.850% per year from August 15, 2005, payable semiannually in arrears on each February 15 and August 15, beginning February 15, 2006, to the persons in whose names the Notes are registered at the close of business on the preceding February 1 and August 1, respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will mature on August 15, 2015.

The Notes are offered hereby in the aggregate principal amount of $250,000,000, and will be issued only in book-entry form through the facilities of DTC, and will be in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in Notes in book-entry form may be effected only through a participating member of DTC. See “Global Securities” below. As described below under “Global Securities”, under certain circumstances Notes may be issued in certificated form in exchange for the global securities (“Global Securities”). In the event that Notes are issued in certificated form, such Notes may be transferred or exchanged at the offices described in the immediately following paragraph.

Payments on Notes issued in book-entry form will be made to DTC’s nominee as the registered owner of the Global Securities. In the event Notes are issued in certificated form, principal and interest, if any, will be payable, the transfer of the Notes will be registrable, and Notes will be exchangeable for Notes bearing identical terms and provisions, at the office of the Trustee in The City of New York designated for such purpose, provided that payment of interest may be made at our option by check mailed to the address of the person entitled thereto as shown in the security register for the Notes.

We may, from time to time, without the consent of the existing holders of the Notes, issue additional Notes under the Indenture having the same terms and conditions as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date.

The Notes will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

We expect that the Notes will be rated “A+” by S&P and “A1” by Moody’s.

The Notes do not provide for any sinking fund.

Optional Redemption

We may, at our option, redeem the Notes at any time and from time to time, in whole or in part, at a redemption price equal to the sum of (1) the principal amount of any Notes being redeemed plus accrued and unpaid interest, if any, up to but excluding the redemption date and (2) the Make-Whole Amount (as defined below), if any.

If we have given notice as provided in the Indenture and funds for the redemption of any Notes called for redemption have been made available on the redemption date, such Notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of holders of such Notes will be to receive payment of the redemption price.

We will give notice of any optional redemption to holders at their addresses, as shown in the security register for such Notes, not more than 45 days nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the Notes held by such holder to be redeemed.

If less than all of the Notes are to be redeemed, we will give the Trustee at least 60 days prior notice of the redemption date and of the aggregate principal amount of Notes to be redeemed, and the Trustee will select the Notes or portions of the Notes to be redeemed either pro rata or by such method as the Trustee deems fair and appropriate; provided that if, at the time of redemption, such Notes are registered as Global Securities, the depository for the Notes will determine, in accordance with its procedures, the principal amount of such Notes held by each owner of beneficial interests in Global Securities to be redeemed. The Trustee may select for redemption Notes and portions of Notes in denominations of $1,000 and integral multiples thereof.

As used above:

“Make-Whole Amount” means the excess of (1) the aggregate present value, on the redemption date, of the principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable if such redemption or accelerated payment had not been made over (2) the aggregate principal amount of the Notes being redeemed or paid. Net present value will be determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below and as determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made.

“Reinvestment Rate” for the Notes means 0.15%, plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release (as defined below) under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence, and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated in good faith by us.

Global Securities

The Notes will be issued in whole or in part in the form of one or more Global Securities deposited with, or on behalf of DTC, and registered in the name of a nominee of DTC. Owners of beneficial interests in Global Securities will not be entitled to physical delivery of Notes in certificated form except if (x) DTC notifies us that it is unwilling or unable to continue as depository for the Notes or at any time ceases to be a clearing agency registered as such under the Securities Exchange Act of 1934 (the “Exchange Act”), (y) we execute and deliver to the Trustee an officers’ certificate providing that the Global Securities shall be so exchangeable or (z) there shall have occurred and be continuing an event of default under the Indenture with respect to the Notes. Global Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

DTC has advised us and the underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through Direct Participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither we nor the Trustee have any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. DTC has advised us and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Direct Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of DTC. Payments by Direct Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the Direct Participants or indirect participants.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by us in immediately available funds.

Secondary trading in long-term notes of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Same-Day Funds Settlement System maintained by DTC until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement and pricing agreement dated the date of this Prospectus Supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

Underwriters	Principal Amount of 4.850% Notes Due 2015
Banc of America Securities LLC	$125,000,000
UBS Securities LLC	125,000,000

Total	$250,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are committed to take and pay for all of the Notes being offered, if any are taken. In the event of default by any underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% per Note from the initial public offering price. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% per Note from the initial public offering price. If all the Notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes.

The underwriters have agreed to make a payment to us of $500,000 minus the expenses they incur in connection with the offering, which expenses are estimated to be approximately $125,000. The payment from the underwriters to us is in excess of the direct expenses incurred by us in connection with the offering, which we estimate to be approximately $200,000.

We have agreed that, for the period beginning on the date of the pricing agreement relating to the sale and purchase of the Notes and continuing to and including the closing date for the purchase of the Notes, we will not, without the prior written consent of Banc of America Securities LLC and UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of any debt securities of the Company which mature more than one year from the closing date for the purchase of the Notes (other than borrowings under lines of credit existing on the date of the pricing agreement). Banc of America Securities LLC and UBS Securities LLC may release any of the Notes subject to this lock-up at any time without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the underwriters repurchase previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, may end any of them at any time, and must bring them to an end after a limited period.

Certain of the underwriters may make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such underwriters and their customers and is not a party to any transactions. MarketAxess Corporation will not function as an underwriter or agent of the Company, nor will MarketAxess Corporation act as a broker for any customer of such underwriters. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such underwriters based on transactions such underwriters conduct through the system. Certain of the underwriters may make the Notes available to their customers through Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they have in the past received, and may in the future receive, customary fees. Affiliates of some of the lenders under our five year credit agreement are acting as underwriters for this offering.

LEGAL MATTERS

Certain legal matters with respect to the Offered Securities will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of the Company and its subsidiaries incorporated by reference in this Prospectus Supplement, the accompanying Prospectus and elsewhere in the Registration Statement by reference to the Company’s most recently filed Annual Report on Form 10-K have been audited by KPMG LLP, an independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$650,000,000

Debt Securities

The Hershey Company may offer from time to time up to $650,000,000 (or its equivalent, based on the applicable exchange rate at the time of offering, in such foreign currencies, or units of two or more thereof as we shall designate) aggregate principal amount of our debt securities (the “Debt Securities”), on terms to be determined at the time of offering. The Debt Securities may be issued in one or more series with the same or various maturities. The terms of the Debt Securities in respect of which this Prospectus is being delivered (the “Offered Securities”), including, where applicable, the specific designation, aggregate principal amount offered, currency or currencies in which the principal (and premium, if any) and interest are payable, denominations, maturity, interest rate (which may be fixed or variable) or method of calculating and time of payment of interest, if any, terms for redemption at our option or the option of the holder, terms for sinking fund payments, terms for any other mandatory redemption, the public offering price, the stock exchanges, if any, on which the Offered Securities may be listed and any other terms in connection with the offering and sale of the Offered Securities, will be set forth in a prospectus supplement (the “Prospectus Supplement”). Offered Securities of a series may be issuable in registered form or in the form of one or more global securities (each a “Global Security”).

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The Offered Securities may be sold (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate; (ii) through agents or dealers designated from time to time; or (iii) directly to purchasers. The names of any underwriters or our agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement or in the applicable pricing agreement. The net proceeds to us from such sale will also be set forth in the accompanying Prospectus Supplement or in the applicable pricing agreement. See “Plan of Distribution” for possible indemnification arrangements for any such underwriters and agents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 10, 2005.

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the Debt Securities or an offer to sell or the solicitation of an offer to sell the Debt Securities in any circumstances in which such offer or solicitation would be unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Except as otherwise indicated in the Prospectus Supplement, copies of such materials may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to us and the Offered Securities.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” in this Prospectus the following documents that we have filed with the SEC (File No. 001-00183):

(a)	Our most recently filed Annual Report on Form 10-K;

(b)	Our Quarterly Reports on Form 10-Q filed since the end of our fiscal year covered by our most recent Annual Report on Form 10-K; and

(c)	Our Current Reports on Form 8-K filed since the end of our fiscal year covered by our most recent Annual Report on Form 10-K; provided that information furnished under Item 2.02 and Item 7.01 of our Current Reports on Form 8-K is not incorporated by reference in this Prospectus.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide, without charge, a copy of any or all of the documents mentioned above to each person receiving this Prospectus who requests them in writing or by telephone. Requests for such copies should be addressed to The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810, Telephone: (717) 534-6799.

THE HERSHEY COMPANY

We, our wholly-owned subsidiaries and entities in which we have a controlling financial interest are engaged in the manufacture, distribution and sale of confectionery, snack, refreshment and grocery products. We were organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

Our principal product groups include: confectionery and snack products sold in the form of bar goods, bagged items and boxed items; refreshment products sold in the form of gum and mints; and grocery products in the form of baking ingredients, chocolate drink mixes, peanut butter, dessert toppings and beverages. We believe we are a leader in many of these product groups in the United States, Canada and Mexico. Operating profit margins vary among individual products and product groups.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended July 3, 2005	For the Years Ended December 31,
		2004	2003		2002		2001		2000
Ratio of earnings to fixed charges(a)	8.56	11.37	10.14	(b)	8.86	(c)	4.90	(d)	6.75

(a)	For purposes of computing these ratios, (i) earnings consist of income from continuing operations before income taxes and fixed charges and (ii) fixed charges consist of interest expense and the portion of rents representative of the interest factor, which includes all rental expense pertaining to off-balance sheet operating lease arrangements and one-third of rental expense for other operating leases, the amortization of debt expense and capitalized interest.
(b)	Includes total charges for business realignment initiatives of $25.5 million before tax and a gain on sale of business of $8.3 million before tax.
(c)	Includes total charges for business realignment initiatives of $34.0 million before tax and costs related to the potential sale of the Company of $17.2 million before tax.
(d)	Includes total charges for business realignment initiatives of $278.4 million before tax.

USE OF PROCEEDS

Except as may be otherwise set forth in a Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds to meet capital additions and working capital requirements, to refund outstanding debt, to fund the repurchase of shares of our Common Stock and/or to fund acquisitions which we may make from time to time. Pending our use, we may invest such proceeds temporarily in short-term marketable securities.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities offered hereby will be issuable in one or more series under an indenture dated as of February 1, 1991 (the “Indenture”) between us and Citibank, N.A., as Trustee (the “Trustee”). The following statements are subject to the detailed provisions of the Indenture, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Wherever references are made to particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such references.

General

The Indenture does not limit the amount of Debt Securities which may be issued thereunder. Except as described in “Covenants” below and as otherwise provided in the Prospectus Supplement relating to a particular series of Debt Securities, the Indenture does not limit the amount of other debt, secured or unsecured, which we may issue. We may issue the Debt Securities in one or more series, as we may authorize from time to time (Section 2.5).

Reference is made to the Prospectus Supplement relating to the Offered Securities for the following terms, where applicable, of the Offered Securities: (1) the designation, the aggregate principal amount and the authorized denominations of the Offered Securities; (2) the percentage of their principal amount at which the Offered Securities will be issued; (3) the currency or currencies (including composite currencies) in which the principal of and interest, if any, on the Offered Securities will be payable; (4) the date or dates on which the Offered Securities will mature; (5) the rate or rates at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue; (6) the dates on which and places at which interest, if any, will be payable and the record dates for payment of such interest; (7) the terms of any mandatory or optional repayment or redemption (including any sinking fund); and (8) any other terms of the Offered Securities (Section 2.5). The Indenture provides that Debt Securities of a single series may be issued at various times, with different maturity dates and may bear interest at different rates (Section 2.5).

The Offered Securities will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

Debt Securities of a series may be issued in fully registered form or in the form of one or more Global Securities and, with regard to each series of Debt Securities in respect of which this Prospectus is being delivered, in the denominations set forth in the Prospectus Supplement relating to such series. With regard to each series of Debt Securities, we will maintain in the Borough of Manhattan, The City of New York and in such other place or places, if any, specified in the Prospectus Supplement relating to such series, an office or agency where the Debt Securities of such series may be transferred or exchanged and may be presented for payment of principal, premium, if any, and interest; provided that if such securities are not Global Securities, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the register for the Debt Securities (Section 3.2). No service charge will be made for any transfer or exchange of the Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.10).

Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

Definitions

“Attributable Debt” is defined, in brief, to mean, as to any lease under which any person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including in respect of contingent rents, amounts based on the amount thereof, if any, being paid on the date of determination and excluding amounts on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges), discounted from the respective due dates thereof at the weighted average of the rates of interest (and Yields to Maturity, in the case of Original Issue Discount Securities) borne by the Debt Securities then Outstanding, compounded annually (Section 1.1).

“Consolidated Net Tangible Assets” is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any portion thereof constituting Funded Debt by reason of being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our and our Domestic Subsidiaries’ most recent consolidated balance sheet, prepared in accordance with U.S. generally accepted accounting principles (Section 1.1).

“Debt” is defined to mean any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed and does not include Attributable Debt (Section 1.1).

“Domestic Subsidiary” is defined to mean a subsidiary of ours except a subsidiary (a) which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the States of the United States, or (b) the principal purpose of which is to engage in financing our operations or the operations of our subsidiaries, or both, outside the States of the United States (Section 1.1).

“Funded Debt” is defined to mean all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower (Section 1.1).

“Government Obligations” is defined to mean either (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof (Section 13.1).

“Mortgage” is defined to mean any pledge, mortgage, lien, encumbrance or security interest (Section 1.1).

“Principal Domestic Operating Property” is defined, in brief, to mean any land or any facility (together with the land on which it is erected and fixtures comprising a part thereof) located in the United States used primarily for manufacturing, processing or production, owned or leased by us or any of our subsidiaries and having a gross book value in excess of 2% of Consolidated Net Tangible Assets other than any such land, facility or portion thereof which in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our subsidiaries as an entity (Section 1.1).

“Subsidiary of the Corporation” is defined to mean a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our subsidiaries (Section 1.1).

Other capitalized terms used in this “Description of Debt Securities” have the meanings given them in the Indenture, unless otherwise indicated or unless the context otherwise requires.

Covenants

Limitation on Liens

If we or any Domestic Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Operating Property or on any shares of stock or Debt, held by us or any Domestic Subsidiary, of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the Debt Securities equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Operating Properties would not exceed 10% of our and our Domestic Subsidiaries’ Consolidated Net Tangible Assets. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in our favor or in favor of any Domestic Subsidiary, (c) Mortgages in favor of U.S. governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages, and (e) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive (Section 3.4). The Indenture will not restrict our or our subsidiaries’ ability to incur unsecured debt.

Merger and Consolidation

The Indenture will provide that no consolidation or merger of our company with or into any other corporation and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation if, as a result thereof, any Principal Domestic Operating Property or any shares of stock or Debt, held by us or any Domestic Subsidiary, of a Domestic Subsidiary would become subject to a Mortgage, unless either (i) the Debt Securities shall be equally and ratably secured with (or prior to) the Debt secured by such Mortgage or (ii) such Mortgage could be created pursuant to Section 3.4 (See “Limitation on Liens” above) without equally and ratably securing the Debt Securities (Section 9.3). In addition, as a result of the consolidation, merger or conveyance, either we shall be the continuing corporation or the successor corporation shall be a corporation organized and existing under the laws of the United States or a state thereof and the successor corporation shall expressly assume the due and punctual payment of principal of (and premium, if any) and interest on all Debt Securities and our obligations under the Indenture in a supplemental indenture satisfactory to the Trustee (Section 9.1).

Limitations on Sales and Leasebacks

Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Operating Property, completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless (a) we or such Domestic Subsidiary could mortgage such property pursuant to Section 3.4 (see “Limitation on Liens” above) in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities or (b) we, within 120 days after completion of the sale and leaseback transaction, apply to the retirement of our Funded Debt an amount (subject to credits for certain voluntary retirements of Funded Debt) not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Operating Property so leased or (ii) the fair market value of the Principal Domestic Operating Property so leased. This restriction will not apply to any sale and leaseback transaction (a) between us and a Domestic Subsidiary or between Domestic Subsidiaries or (b) involving the taking back of a lease for a period of not more than three years (Section 3.5).

Unless otherwise indicated in a Prospectus Supplement, certain of the covenants described above would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving us, such as a leveraged buyout. In this regard, however, it should be noted that voting control of our company is held by Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (the “Milton Hershey School Trust”), which as of December 31, 2004 held approximately 78.1% of the combined voting power of both classes of our outstanding Common Stock. The Milton Hershey School Trust maintains voting control of our company and must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of our company. On July 25, 2002, we confirmed that the Milton Hershey School Trust, which at that time controlled 77.6% of the combined voting power of both classes of our outstanding common stock, had informed us that it had decided to diversify its holdings and in this regard wanted us to explore a sale of the entire company. On September 17, 2002, the Milton Hershey School Trust informed us that it had elected not to sell its controlling interest and requested that the process to explore a sale be terminated.

Events of Default, Waiver and Notice

Except as may otherwise be provided in the Prospectus Supplement, as to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default in the payment of any installment of interest, if any, on the Debt Securities of such series when due and the continuance of such default for a period of 30 days; (b) default in payment of the principal of (and premium, if any, on) any of the Debt Securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the payment of a sinking fund installment, if any, on the Debt Securities of such series when due; (d) default by us in the performance of any other covenant or agreement contained in the Indenture, other than a covenant expressly included in the Indenture solely for the benefit of series of Debt Securities other than such series, and the continuance of such default for a period of 60 days after appropriate notice; (e) certain events of bankruptcy, insolvency and reorganization of our company; and (f) any other Event of Default established with respect to Debt Securities of that series (Sections 2.5 and 5.1).

An Event of Default with respect to a particular series of Debt Securities issued under the Indenture does not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued thereunder.

The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to Debt Securities of any series, give all the holders of Debt Securities of such series then outstanding notice of all uncured defaults known to it (the term default to mean the events specified above, not including grace periods); provided that, except in the case of a default in the payment of principal of (and premium, if any) or interest, if any, on any Debt Security of any series, or in the payment of any sinking fund installment with respect to Debt Securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of all the holders of Debt Securities of such series then outstanding (Section 5.11).

The Indenture provides that if an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of at least 25% in principal amount (calculated as provided in the Indenture) of the Debt Securities of such series then outstanding may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof as may be specified in the Prospectus Supplement relating to such series) of all of the Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately (Section 5.1).

Upon certain conditions such declarations of acceleration with respect to Debt Securities of any series may be annulled and past defaults (except for defaults in the payment of principal (or premium, if any) or interest, if any, on such Debt Securities not theretofore cured or in respect of a covenant or provision of the Indenture which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of that series affected) may be waived with respect to such series by the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Debt Securities of such series then outstanding (Section 5.10).

The Indenture requires that we file with the Trustee annually a written statement as to the presence or absence of certain defaults under the terms thereof and as to performance and fulfillment of certain covenants or agreements therein (Section 3.6).

The Indenture provides that the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Debt Securities of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding or remedy available to the Trustee, or exercising any trust or power conferred on the Trustee by the Indenture with respect to defaults or Events of Default with respect to Debt Securities of such series (Section 5.9).

The Indenture provides that the Trustee shall be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of the rights or powers vested in it by the Indenture at the direction of the holders of Debt Securities unless such holders shall have offered to the Trustee reasonable security or indemnity against expenses and liabilities (Section 6.2).

Defeasance

The Indenture provides that we may terminate our obligations under Sections 3.4, 3.5 and 9.3 of the Indenture (being the restrictions described under “Covenants—Limitation on Liens” and “—Limitations on Sales and Leasebacks” and the first sentence under “Covenants—Merger and Consolidation” above) with respect to the Debt Securities of any series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of (and premium, if any) and interest on the Debt Securities of such series and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such deposit and termination is conditioned upon, among other things, our delivery of an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and termination and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and termination not occurred. Such termination will not relieve us of our obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof (Section 13.1).

Modification of the Indenture

The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than 66 2/3% in principal amount (calculated as provided in the Indenture) of the outstanding Debt Securities of each series affected by such modification, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities of any series; provided that no such modification shall, without the consent of the holders of each Debt Security affected thereby, extend the maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the portion of the principal amount of an Original Issue Discount Security due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in bankruptcy, or reduce any amount payable upon redemption of any Debt Security, or reduce the overdue rate thereof, or impair any right of repayment at the option of the holder of any Debt Security or change the currency of payment of principal or interest on any Debt Security or reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Section 8.2).

The holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive, insofar as that series is concerned, our compliance with certain restrictive provisions (Limitation on Liens and Limitations on Sales and Leasebacks) of the Indenture (Section 3.8).

The Indenture also permits us and the Trustee to amend the Indenture in certain circumstances without the consent of the holders of any Debt Securities to evidence the merger of our company or the replacement of the Trustee and for certain other purposes (Section 8.1).

Regarding the Trustee

The Trustee extends credit facilities to us and we maintain bank accounts, borrow money and have other customary banking relationships with the Trustee, all in the ordinary course of business.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to one or more other purchasers or through agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commission or discounts.

The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described in the Prospectus Supplement.

Under agreements which we may enter into, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

If so indicated in the Prospectus Supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve such institutions. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

LEGAL MATTERS

Certain legal matters with respect to the Offered Securities will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of The Hershey Company and its subsidiaries incorporated by reference in this Prospectus and elsewhere in the Registration Statement by reference to its most recently filed Annual Report on Form 10-K have been audited by KPMG LLP, an independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$250,000,000

4.850% Notes due

August 15, 2015

PROSPECTUS SUPPLEMENT

Banc of America Securities LLC	UBS Investment Bank